UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [_] Form 20-F   [_] Form 11-K   [_] Form 10-Q
             [_] Form 10-D  [_] Form N-SAR  [_] Form N-CSR

             For Period Ended December 31, 2008

             [_] Transition Report on Form 10-K
             [_] Transition Report on Form 20-F
             [_] Transition Report on Form 11-K
             [_] Transition Report on Form 10-Q
             [_] Transition Report on Form N-SAR

             For the Transition Period Ended: __________________________

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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

QUANTRX BIOMEDICAL CORPORATION
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Full Name of Registrant

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Former Name if Applicable

100 South Main Street, Suite 300
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Address of Principal Executive Office (Street and Number)

Doylestown, Pennsylvania 18901
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City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

    [X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

QuantRx Biomedical Corporation (the Company) was unable to file its Annual Report on Form 10-K for the year ended December 31, 2008 within the prescribed time period on or before March 31, 2009, because the report of the Company's independent Registered Public Accounting Firm (the Accounting Firm) was not completed and could not be completed within the prescribed time period without unreasonable effort or expense. As a result, the Company could not solicit and obtain the necessary review and approvals of the Form 10-K and signature thereto in a timely fashion prior to the due date of the report.

The Accounting Firm's statement required by Rule 12b-25(c) is attached hereto as exhibit 99.1.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Walter W. Witoshkin           267                   880-1595
              -------------------           ---                   --------
                     (Name)             (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [_] No

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If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has not yet finalized its financial statements for the year ended December 31, 2008 for the reasons set forth in Part III of this Form 12b-25. Accordingly, this information is subject to adjustment.

The Company expects to report a net loss of $7.7 million for the year ended December 31, 2008 as compared to a net loss of $6.0 million for the year ended December 31, 2007. The $1.7 million increase in net loss is primarily attributable to increases in interest expense, including non-cash amortization of debt discount and deferred finance costs, resulting from increased utilization of debt facilities in 2008.

The Company expects its independent registered public accounting firm to include an explanatory paragraph with respect to the Company's ability to continue as a going concern in its report on the Company's consolidated financial statements for the year ended December 31, 2008.


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                         QUANTRX BIOMEDICAL CORPORATION
                         -------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 1, 2009                                   By /s/ Walter W. Witoshkin
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                                                        Walter W. Witoshkin
                                                        Chairman & CEO



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                                  Exhibit Index


99.1 Statement from Williams & Webster, P.S. required by Rule 12b-25(c) dated March 31, 2008.